September 23, 2008

Mr. Mark Shannon, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	INCA Designs, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007 filed 08/18/08
Form 10-Q for Fiscal Quarter Ended June 30, 2008 filed 08/19/08
File No. 000-26257
Your letter of August 21, 2008

Dear Mr. Shannon:

Regarding your comment letter of August 21, 2008, we provide the following responses:

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A(T).	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures, page 3.

1. We have amended our Form 10-KSB/A for the fiscal year ended December 31, 2007 to state that the Company’s management concludes that its Disclosure Controls and Procedures were not effective as of December 31, 2007.

Management’s Annual Report on Internal Control over Financial Reporting, page 3.

2. We have amended our Form 10-KSB/A for fiscal year ended December 31, 2007 to state management’s conclusion as of December 31, 2007.

Exhibit 31.1 and 31.2

3. We have amended Exhibits 31.1 and 31.2 to include the language of 4(b) of Item 601(b)(31) of Regulations S-B.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Item 4.	Controls and Procedures.

4. We confirm that all future filings regarding language contained in Control and Procedures will conform to the disclosure in our amended Form 10-KSB.

In conclusion, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Coincident with the filing of this correspondence, the Company is filing an amendment to its Form 10-KSB for year ended December 31, 2007 reflecting the changes mentioned herein. Said amendment does not include the Company’s financial statements which were filed in the original filing.

Sincerely,

INCA DESIGNS, INC.

/s/ Stacy Josloff
Stacy Josloff
Chief Executive Officer

976 LEXINGTON AVENUE, NEW YORK, NY 10021 T: 212 327-3007 F: 212 327-3009 WWW.INCABAG.COM